SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Holding(s) in Company




PRUDENTIAL PLC ANNOUNCEMENT

Schedule 10 - Notification of Major Interests in Shares



 1. Name of Company

    Prudential plc


 2. Name of shareholder having a major interest:

    FMR Corp and its direct and indirect subsidiaries, and Fidelity International Limited (FIL) and its direct and indirect subsidiaries.


 3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 1 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

    Non beneficial interest acquired solely for investment purposes.


 4. Name of registered holder(s) and, if more than one holder, the number of shares held by each of them:

    Various


 5. Number of shares/amount of stock acquired:

    see Additional Information


 6. Percentage of issued class:

    see Additional Information


 7. Number of shares/amount of stock disposed:

    N/A


 8. Percentage of issued class:

    N/A


 9. Class of security:

    Ordinary Shares of 5p each


10. Date of transaction:

    8 February 2006


11. Date company informed:

    8 February 2006


12. Total holding following this notification:

    75,706,390


13. Total percentage holding of issued class following this notification:

    3.13%


14. Additional Information:

        Fidelity Investments notified the Company that, as at 8 February 2006, FMR Corp and its direct and indirect subsidiaries and Fidelity International Limited (FIL) and its direct and indirect subsidiaries have a non-beneficial interest of 3.13% in the ordinary share capital of Prudential plc.


        Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America

                                     -ENDS-



Contact name for Enquiries

Jennie Webb
0207 548 2027

Company official responsible for making notification

Susan Henderson, Deputy Group Secretary
020 7548 3805




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 08 February 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Susan Henderson

                                              Susan Henderson
                                              Deputy Group Secretary